Quince Therapeutics, Inc.

611 Gateway Boulevard, Suite 273

South San Francisco, CA 94080

August 1, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quince Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-288971

Ladies and Gentlemen:

Quince Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 5, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Gordon Ho of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Gordon Ho of Cooley LLP, counsel to the Registrant, at (650) 843-5190.

Very truly yours,

QUINCE THERAPEUTICS, INC.

By:	/S/ BRENDAN HANNAH
Name:	Brendan Hannah
Title:	Chief Business Officer and Chief Operating Officer

cc:	Gordon Ho, Cooley LLP